Paramount Energy Trust

Consolidated Balance Sheets

As at	March 31, 2007	December 31, 2006
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 45,732	$ 43,446
Financial instruments (notes 2 and 12)	8,692	21,355
	54,424	64,801

Property, plant and equipment (notes 4 and 5)	720,474	699,853
Goodwill	29,129	29,129
Other assets (note 3)	3,000	8,419
Financial instruments (notes 2 and 12)	-	3,562
	$ 807,027	$ 805,764

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 67,989	$ 43,236
Distributions payable	12,090	17,037
Bank and other debt (note 7)	245,124	228,657
	325,203	288,930

Gas over bitumen royalty adjustments (note 13)	49,459	45,354
Asset retirement obligations (note 11)	112,708	109,437
Convertible debentures (note 8)	152,706	157,391
Financial instruments (notes 2 and 12)	1,736	-
Non-controlling interest (note 6)	1,951	1,939

Unitholders’ equity
Unitholders’ capital (note 9)	823,780	812,174
Equity component of convertible debentures (note 8)	4,527	4,527
Contributed surplus (note 10)	4,904	5,760
Deficit and accumulated other comprehensive income	(669,947)	(619,748)
	163,264	202,713
	$ 807,027	$ 805,764
See accompanying notes Basis of presentation: note 1 Commitments and contingency: notes 12 and 13 Subsequent event: note 14

Paramount Energy Trust

Interim Consolidated Statements of Earnings and Deficit

	Three Months Ended March 31
	2007	2006
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 99,693	$ 112,639
Royalties	(14,687)	(21,874)
Realized gain/(loss) on financial instruments (notes 2 and 12)	14,291	(2,264)
Unrealized gain/(loss) on financial instruments (notes 2 and 12)	(48,493)	7,209
Gas over bitumen revenue (note 13)	875	-
	51,679	95,710

Expenses
Operating	25,389	22,747
Transportation costs	2,686	3,379
Exploration expenses	5,155	9,186
General and administrative (note 10)	4,754	3,341
Interest	3,144	2,630
Interest on convertible debentures	3,049	1,164
Depletion, depreciation and accretion	46,751	45,294
	90,928	87,741
Earnings (loss) before income taxes	(39,249)	7,969
Future income tax reduction	-	-
Current taxes	-	-
	-	-
Net earnings (loss) before non-controlling interest	(39,249)	7,969
Non-controlling interest (note 6)	(12)	-
Net earnings (loss)	(39,261)	7,969

Deficit, beginning of period	(619,748)	(379,109)
Change in accounting policy (note 2)	30,337	-
Distributions declared	(41,275)	(59,954)
Deficit, end of period	(669,947)	(431,094)
Accumulated other comprehensive income	-	-
Deficit and accumulated other comprehensive income, end of period	$ (669,947)	$ (431,094)

Earnings (loss) per Trust Unit (note 9(c))
Basic and diluted	$(0.46)	$0.10

Distributions declared per Trust Unit	$0.48	$0.72

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months Ended March 31
	2007	2006
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings (loss)	$ (39,261)	$7,969
Items not involving cash
Depletion, depreciation and accretion	46,751	45,294
Trust Unit-based compensation	733	336
Unrealized (gain)/loss on financial instruments	48,493	(7,209)
Non-cash interest expense on convertible debentures	539	156
Non-controlling interest	12	-
Gas over bitumen royalty adjustments	4,106	6,231
Expenditures on asset retirement obligations	(1,831)	(538)
Change in non-cash working capital	7,407	17,841
	66,949	70,080

Financing activities
Issue of Trust Units	3,907	6,945
Distributions to Unitholders	(35,166)	(55,588)
Change in bank and other debt	16,467	114,174
Change in non-cash working capital	(2,765)	816
	(17,557)	66,347

Investing activities
Acquisition of properties and corporate assets	(5,264)	(90,992)
Exploration and development expenditures	(59,060)	(71,966)
Proceeds on sale of property and equipment	2,053	1,470
Change in non-cash working capital	12,879	25,061
	$(49,392)	$ (136,427)

Change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

Interest paid	$ 3,277	$ 3,095
Taxes paid	$ 37	$ 125

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2006 except as described in note 2 below.  Certain of the disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 31 through 32 of the Trust’s 2006 annual report and should be read in conjunction with these interim financial statements.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.

2.

CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the Company adopted the new Canadian accounting standards for financial instruments.  Prior periods have not been restated.

At January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Changes to balance sheet accounts	At January 1, 2007
Financial instrument asset – current	$ 25,768
Financial instrument asset – long term	4,764
Other assets	(5,419)
Increase in assets	$ 25,113

Convertible debentures	$ 5,224
Deficit	(30,337)
Accumulated other comprehensive income	-
Increase in liabilities	$ (25,113)

a)

Financial instruments

The Trust continues to utilize financial instruments and non-financial derivatives, such as fixed-price commodity sales contracts requiring physical delivery of the underlying commodity, to manage the price risk attributable to anticipated sale of petroleum and natural gas production.

The Trust has elected to account for its commodity sales contracts requiring physical delivery of the commodity as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument. Accordingly, the fair values of these financial instruments as at January 1, 2007 were recorded as an asset on the Trust’s balance sheet with an offsetting credit to retained earnings.  Changes in fair value of these financial instruments from January 1, 2007 to March 31, 2007 as well as changes in fair values of financial forward natural gas and foreign exchange contracts between January 1, 2007 and March 31, 2007 are recorded in earnings.  Financial forward natural gas and foreign exchange contracts have been accounted for as non-financial derivatives since January 1, 2006 and as such the changes in the fair value of these contracts have been recorded to earnings since that time.

b)

Convertible debenture issue costs

Costs related to the issuance of the Trust’s convertible debentures (see note 8) are netted against the carrying value of the convertible debentures and amortized into earnings over the life of the convertible debentures using the effective interest rate method. Prior to January 1, 2007, transaction costs were recorded as deferred charges in other assets and recognized in net earnings on a straight-line basis over the life of the convertible debentures. On adoption, issue costs are adjusted to reflect the application of the effective interest rate method since the date of issue of the related convertible debentures.

3.

OTHER ASSETS

	March 31, 2007	December 31, 2006
Convertible debenture issue costs	$ -	$ 5,419
Investment	3,000	3,000
	$ 3,000	$ 8,419

The investment of $3.0 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  PET exchanged certain oil and gas assets for 4 million shares in Sebring in January 2005.  This investment is accounted for by the cost method.  Sebring's common shares are privately-held and there is no liquid market for the shares.  As such, the fair value cannot be reliably measured.

4.

PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties	$ 1,487,932	$ 1,426,035
Asset retirement costs	102,152	99,059
Corporate assets	17,659	17,287
	1,607,743	1,542,381
Accumulated depletion and depreciation	(887,269)	(842,528)
	$ 720,474	$ 699,853

Property, plant and equipment costs at March 31, 2007 included $83.1 million (December 31, 2006 - $80.9 million) currently not subject to depletion.

5.

CORPORATE ACQUISITION

On February 16, 2006 PET acquired a private Alberta company (“AcquireCo”) for consideration of $91.1 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Property, plant and equipment	$ 94,004
Land	2,800
Working capital deficiency	(5,014)
Cash	551
Asset retirement obligation	(1,216)
Cash consideration paid	$ 91,125

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and a 1% partnership interest in Severo Partnership which has subsequently been transferred back to Severo.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of approximately $2.0 million representing approximately 6% of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94% of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interest.

7.

BANK AND OTHER DEBT

At March 31, 2007 PET had a revolving credit facility with a syndicate of Canadian Chartered Banks ( the “Credit Facility”) with a borrowing base of $310 million consisting of a demand loan of $300 million and a working capital facility of $10 million. In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $4.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.

The Trust’s lenders reconfirmed the borrowing base under the Credit Facility at $310 million for a further six months as at April 30, 2007. In order to provide short-term funding for the acquisition closed on April 30, 2007 (see note 14), the borrowing  base was temporarily increased to $340 million effective April 30, 2007, and will be reduced to $310 million by September 1, 2007 through monthly decreases of $10 million commencing July 1, 2007.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at March 31, 2007 was 5.17%.

8.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.  The convertible debentures are carried net of issue costs on the balance sheet.  The issue costs are amortized to earnings using the effective interest rate method.  The Trust recognized $0.3 million in amortization charges in the three month period ended March 31, 2007 related to these issue costs.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At March 31, 2007, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $6.0 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $53.3 million, and $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $94.0 million.

	8% Series		2005 6.25% Series		2006 6.25% Series
	Number of debentures	Amount	Number of debentures	Amount	Number of debentures	Amount	Total Amount
Balance, December 31, 2005	7,354	7,354	57,906	57,534	-	-	64,888
April 6, 2006 Issuance	-	-	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	-	-	(4,059)	(4,059)
Accretion of non-cash interest Expense	-	-	-	117	-	549	666
Converted into Trust Units	(1,488)	(1,488)	(2,635)	(2,613)	(3)	(3)	(4,104)
Balance, December 31, 2006	5,866	$ 5,866	55,271	$ 55,038	99,997	$ 96,487	$ 157,391
Change in accounting policy (see note 2)	-	(112)	-	(1,436)	-	(3,676)	(5,224)
Accretion of non-cash interest expense	-	-	-	29	-	183	212
Amortization of debenture issue fees	-	12	-	102	-	213	327
Balance, March 31, 2007	5,866	$ 5,766	55,271	$ 53,733	99,997	$ 93,207	$ 152,706

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at December 31, 2006	$ 4,527
Conversion of Trust Units	-
Balance, as at March 31, 2007	$ 4,527

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2005	82,481,844	$ 769,210
Units issued pursuant to Unit Incentive Plan	299,875	2,211
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	2,138,606	36,273
Units issued pursuant to conversion of debentures	241,071	4,126
Issue costs on convertible debentures converted to Trust Units	-	(134)
Balance, December 31, 2006	85,186,011	812,174
Units issued pursuant to Unit Incentive Plan	244,500	1,665
Units issued pursuant to Distribution Reinvestment Plan	927,347	9,941
Balance, March 31, 2007	86,357,858	$ 823,780

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three months ended March 31, 2007 of 85,816,029 (2006 - 83,058,288). PET uses the treasury stock method for incentive and bonus rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted earnings per Trust Unit for the three months ended March 31, 2007, nil Trust Units respectively were added to the basic weighted average number of Trust Units outstanding (2006 – 430,252 net Trust Units) for the dilutive effect of incentive rights and convertible debentures.  In computing diluted earnings (loss) per Trust Unit for the three month period ended March 31, 2007, 3,027,996 incentive rights, as well as 7,057,937 potentially issuable Trust  Units  through the 2005 and 2006 6.25% Convertible Debentures (see note 8) were excluded as the exercise and conversion prices were out of the money at March 31, 2007 and (2006 – nil incentive rights, nil potentially issuable Trust Units through the 2005 6.25% Convertible Debentures).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly.  The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit incentive plan

PET has adopted a unit incentive plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The calculated fair values of the Incentive Rights are amortized to net earnings over the vesting period of the Incentive Rights.  The Trust recorded Trust Unit based compensation expense of $0.7 million respectively for the three month period ended March 31, 2007 ($0.3 million for the three month period ended March 31, 2006).  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Trust Units.

At March 31, 2007 a combined total of ten percent of total Trust Units outstanding had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 10 (b)).  As at March 31, 2007, 181,250 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (48,250 as of March 31, 2006).

PET used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant in 2006.  There were no Incentive Rights granted during the three months ended March 31, 2007:

Year of grant
2006
Distribution yield (%)	3.1 – 4.0
Expected volatility (%)	21.5 – 23.5
Risk-free interest rate (%)	3.85 – 4.40
Expected life of Incentive Rights (years)	3.75 – 4.5
Vesting period of Incentive Rights (years)	4.0
Contractual life of Incentive Rights (years)	5.0
Weighted average fair value per Incentive Right on the grant date	$ 3.14

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2005	$ 10.79	1,648,125
Granted	18.24	2,493,675
Exercised	1.13	(299,875)
Forfeited	12.79	(197,250)
Balance, December 31, 2006	14.60	3,644,675
Granted	-	-
Exercised	0.31	(244,500)
Forfeited	14.91	(48,000)
Balance, March 31, 2007	$ 15.31	3,352,175

The following summarizes information about Incentive Rights outstanding at March 31, 2007 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at March 31, 2007	Weighted average contractual life (years)	Weighted average exercise price/Incentive Right	Number exercisable at March 31, 2007	Weighted average exercise price/Incentive Right
$5.57 - $5.69	62,500	1.6	$ 5.68	37,500	$ 5.68
$6.38 - $11.34	300,875	2.4	6.88	25,625	7.39
$12.40 - $16.47	2,194,050	3.4	13.79	52,625	14.03
$16.54 - $20.73	794,750	3.9	17.84	65,500	19.01
Total	3,352,175	3.2	$ 15.31	181,250	$13.16

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	3,337
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,221)
Balance, as at December 31, 2006	5,760
Trust Unit-based compensation expense	733
Transfer to Unitholders’ capital on exercise of Incentive Rights	(1,589)
Balance, as at March 31, 2007	$ 4,904

b)

Bonus rights plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three month period ended March 31, 2007, nil compensation expense was recorded in respect of the Bonus Rights granted (three month period ended March 31, 2006 - nil).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(24,615)
Forfeited	(5,338)
Additional grants for accrued distributions	6,402
Balance, December 31, 2006	37,805
Additional grants for accrued distributions	1,804
Balance, March 31, 2007	39,609

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $112.7 million as at March 31, 2007 based on an undiscounted total future liability of $219.4 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2020.  PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	March 31, 2007	December 31, 2006
Obligation, beginning of period	$ 109,437	$ 94,276
Obligations incurred	3,092	9,856
Obligations acquired	-	1,213
Expenditures for obligations during the period	(1,831)	(3,095)
Accretion expense	2,010	7,187
	$ 112,708	$ 109,437

12.

FINANCIAL INSTRUMENTS

As disclosed in note 2, on January 1, 2007 the fair value of all outstanding forward physical natural gas contracts was recorded as an asset on the consolidated balance sheet with a corresponding credit to retained earnings.  Subsequent changes in fair value after January 1, 2007 on these financial instruments as well as all other forward financial natural gas contracts and forward foreign exchange contracts are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

	March 31, 2007	March 31, 2006
Financial instrument asset – current (1)	$ 8,692	$ 11,740
Financial instrument liability – long term (2)	(1,736)	(4,531)
Net financial instrument asset	$ 6,956	$ 7,209

(1) Financial instruments which will settle prior to April 1, 2008.

(2) Financial instruments which will settle after March 31, 2008.

Realized gains on financial instruments, including financial natural gas commodity contracts and foreign exchange price contracts, recognized in net earnings for three month period ended March 31, 2007 were $14.3 million (a loss of $2.3 million was recorded for the three month period ended March 31, 2006).  Gains and/or losses recorded on forward physical natural gas contracts are not included in realized gains on financial instruments, but instead are included with natural gas revenues.

Natural gas commodity contracts

At March 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements at AECO as follows:

Type of contract	PET sold/bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Financial	sold	35,000	$7.292	April 2007
Financial	bought	(15,000)	$7.364	April 2007
Physical	sold	45,000	$7.964	April - October 2007
Physical	bought	(10,000)	$7.618	April - October 2007
Financial	sold	52,500	$7.316	May - October 2007
Financial	bought	(15,000)	$7.364	May - October 2007
Financial	sold	17,500	$8.550	November 2007 – March 2008
Physical	sold	37,500	$9.691	November 2007 – March 2008
Financial	sold	30,000	$7.597	April – October 2008

At March 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements at NYMEX as follows:

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	sold	55,000	$7.149	April 2007
Financial	bought	(50,000)	$7.162	April 2007
Physical	sold	6,900	$6.617	April - October 2007
Financial	sold	5,000	$5.943	May - October 2007
Financial	sold	2,500	$10.300	November 2007 – March 2008
Financial	bought	(2,500)	$10.235	November 2007 – March 2008
Financial	sold	10,000	$7.700	April – October 2008
Physical	sold	5,000	$6.683	April – October 2008

At March 31, 2007 the Trust had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of contract	PET sold/bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Physical – basis	sold	34,400	$(1.222)	April - October 2007
Physical – basis	bought	(12,500)	$(1.343)	April - October 2007
Physical – basis	sold	2,500	$(1.230)	November 2007 – March 2008
Financial – basis	sold	5,000	$(0.975)	April – October 2008
Physical – basis	sold	37,500	$(0.969)	April – October 2008

At March 31, 2007 a $48.9 million unrealized loss was recorded in the consolidated statement of earnings related to the change in fair value of financial and physical forward sales contracts from January 1, 2007 to March 31, 2007.

Foreign exchange price contracts

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at March 31, 2007 are as follows:

Type of contract	PET sold/bought	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	sold	$500,000	1.1601	April 2007
Financial	sold	$2,750,000	1.1439	April – October 2008
Financial	bought	$(700,000)	1.1515	April – October 2008

At March 31, 2007 a $0.4 million unrealized gain was recorded in the consolidated statement of earnings related to the fair value of financial foreign exchange contracts.

13.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board (the “AEUB”) as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At March 31, 2007 PET had recorded $65.2 million ($60.3 million at December 31, 2006) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $15.8 million has been recorded as revenue and $49.4 million has been recorded on the Trust’s balance sheet.

In 2006 PET disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility.  As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

14.

SUBSEQUENT EVENT

On February 28, 2007 the Trust entered into an agreement to acquire certain oil and gas properties in northeast Alberta for $46.5 million.  The transaction closed on April 30, 2007 for a net purchase price of $45.4 million after purchase price adjustments and was financed from available credit facilities.